FIDELITY SELECT PORFOLIOS
(the "Trust")
SPECIAL MEETING OF SHAREHOLDERS
February 16, 2000
 Pursuant to notice duly given, a Special Meeting of Shareholders of FIDELITY SELECT PORFOLIOS
PRECIOUS METALS AND MINERALS PORTFOLIO
(the "Fund")
was held on February 16, 2000 at 9:00 a.m. at an office of the Trust, 27 State Street, Boston, Massachusetts.
 Mr. Eric Roiter, General Counsel of FMR, acted as Chairman in the absence of Mr. Edward C. Johnson 3d and Ms. Caren Cunningham, Senior Legal Counsel, acting as Secretary Pro Tempore, recorded the minutes. Mr. Gerald McDonough, an Independent Trustee of the Trust, and Mr. Bob Dwight, Treasurer of the Fidelity funds, were appointed to act as proxy agents for all shareholders who had properly returned their proxy cards.
 Mr. Roiter noted that the Trust has shareholder voting rights based on the proportionate value of a shareholder's investment.
Accordingly, each shareholder is entitled to one vote for each dollar of net asset value held on the record date for the meeting.
 Ms. Cunningham reported that proxies representing 50.001% of the outstanding voting securities of the Fund had been received. Mr. Roiter announced that a quorum was present and called the meeting of the shareholders of the Fund to order.
 Mr. Roiter stated that the Secretary had presented him with the following documents relating to the meeting:
 Notice of Meeting dated December 20, 1999
 Proxy Statement dated December 20, 1999
 Form of Proxy
Affidavit attesting to the mailing of these documents to the record shareholders entitled to vote at this meeting
Substitute Proxy Form dated February 7, 2000
 Mr. Roiter indicated that a list of shareholders entitled to vote at this meeting would be made available for viewing upon request.
 Mr. Roiter recommended that the reading of the Notice of Meeting be waived. There was no objection to the recommendation.
 Mr. Roiter stated that the first and only item of business, as stated in the Notice of Meeting and described in the Proxy Statement, was to approve an agreement and plan of reorganization between Precious Metals and Minerals Portfolio and Fidelity Select Portfolios: Gold Portfolio, providing for the transfer of all assets of Precious Metals and Minerals Portfolio to Gold Portfolio in exchange solely for shares of beneficial interest in Gold Portfolio and the assumption by Gold Portfolio of Precious Metals and Minerals Portfolio's liabilities, followed by the distribution of Gold Portfolio shares to shareholders of Precious Metals and Minerals Portfolio in liquidation of Precious Metals and Minerals Portfolio.
 Ms. Cunningham reported that the proposal to approve the agreement and plan of reorganization for the Fund, as set forth in the Proxy Statement, received 55,960,195.58 affirmative votes or 85.077% of the votes cast at the meeting. Whereupon, it was
VOTED: That the Agreement and Plan of Reorganization between Precious Metals and Minerals Portfolio and Gold Portfolio, as set forth in the Proxy Statement dated December 20, 1999, be, and it hereby is, approved.
 There being no further business to come before the meeting, upon motion duly made and seconded, it was
VOTED: To Adjourn.
ADJOURNED.
A TRUE RECORD.
 ATTEST:
   Caren Cunningham
   Secretary Pro Tempore